PROVIDENT ENERGY TRUST ANNOUNCES JULY 2003 CASH DISTRIBUTION AND PROPOSAL TO AMEND RESIDENCY REQUIREMENT NEWS RELEASE NUMBER 15-03 July 9, 2003

Proposal to Amend Residency Requirement

Provident Energy Trust (TSX - PVE.UN: AMEX - PVX) announces that it intends to call a meeting of unitholders for September to seek approval of an amendment to its Trust Indenture to replace the present residency requirement with a more flexible requirement that would only apply where Provident determines that it is necessary to limit non-resident ownership in order to maintain Provident's status as a Mutual Fund Trust under Canadian tax legislation.

Provident and its trustee, registrar and transfer agent, Computershare Trust Company of Canada, estimate, based on geographical address information available with respect to registered unitholders and unitholders holding through intermediary accounts, that approximately 55% of its units are presently beneficially owned by non-residents of Canada. Provident will continue to monitor the level of non-resident ownership of units on a periodic basis. However, based on the proposed amendments to its Trust Indenture, Provident believes that it is not appropriate at this time to impose restrictions on the transfer of its units to non-residents.

The Trust Indenture governing Provident currently contains a residency requirement which provides that persons who are not residents of Canada may not hold more than one half of the outstanding units. This residency requirement was contained in the Trust Indenture as part of ensuring that Provident qualifies as a Mutual Fund Trust under a provision of Canadian tax legislation which generally requires that a Mutual Fund Trust cannot be established or maintained primarily for the benefit of non-residents of Canada. The retention of Mutual Fund Trust status under that legislation is important for both non-resident and resident holders of units and not just for Canadian tax exempt plans.

Provident has been advised by its tax advisors that, based upon Provident's present and historic asset composition, Provident continues to qualify as a Mutual Fund Trust under Canadian tax legislation even though more than one half of its units may be held by persons who are not resident in Canada. However, so long as more than one half of Provident's units are held by nonresidents, in order to continue to qualify as a Mutual Fund Trust on the basis of its asset composition, Provident is subject to certain restrictions with respect to the types of assets that Provident may hold. Tom Buchanan, Chief Executive Officer of Provident, stated: "While it is not essential at this time to enforce the residency requirement in the Trust Indenture in order to maintain Provident's status as a Mutual Fund Trust, Provident is of the view that it is important in the long term to ensure that it retains maximum flexibility to acquire assets and effectively execute its business plan. Provident continues to evaluate other measures that may assist in achieving these objectives. "

July 2003 Cash Distribution

Provident also announces the cash distribution for July 2003 has been set at Cdn $0.17 per trust unit. The July 2003 cash distribution will be paid on August 15, 2003 to unitholders of record on July 21, 2003. The ex-distribution date is July 17, 2003. For unitholders receiving their distribution in U.S. Funds, the August 15, 2003 cash distribution will be approximately U.S.$0.123, based on an exchange rate of 0.72630. The actual U.S. dollar distribution will depend on the U.S/Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes. The decrease in the distribution is attributed to commodity prices. Based on the July 8, 2003 closing price of $11.26 (TSX - PVE.UN) per unit, the July distribution represents an annualized cash-on-cash yield of approximately 18%.

Provident Energy Trust is Calgary based, open-ended oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and provides monthly cash distributions to its unitholders.

THOMAS W. BUCHANAN, Chief Executive Officer	RANDALL J. FINDLAY, President	MARK N. WALKER, Vice President, Finance & Chief Financial Officer
Corporate Head Office: 700, 112 - 4th Avenue S.W. Calgary, Alberta Canada T2P 0H3	Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696	www.providentenergy.com info@providentenergy.com